Eugene Trowbridge, CCIM

Partner

 ---------------

Jillian Sidoti, CCIM

Partner

---------------

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

 ---------------

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Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

 August 13, 2019

Via EDGAR

Re:  Tulsa Real Estate Fund, LLC

        Offering Statement on

        Form 1-A Post-qualification

        Amendment No. 1

        Filed June 28, 2019

        File No. 024-10782

To whom it may concern:

Commission Comment:

1-A POS Filed June 28, 2019 General

1.   Please update Item 4 of Part I of your filing to reflect the aggregate value of the securities you have sold pursuant to a qualified offering statement in the prior 12 months and the aggregate value of the securities you are currently offering.

Company Response:

This has been updated.

Commission Comment:

Exhibits

2.   We note that the auditor's consent that you have filed as Exhibit 11 is dated December 11, 2017 and refers to an Independent Auditor’s Report dated April 2, 2017. Please file an updated auditor's consent.

Company Response:

We provided an updated consent per your comment.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission Tulsa Real Estate Fund, LLC August 13, 2019

Commission Comment:

3. We note that section 1.7 of the Subscription Agreement filed as Exhibit 4 requires each subscriber to represent that it "has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such an investment by the Subscriber". Please note that it is inappropriate to require investors to represent that they have read or reviewed the offering materials. Please revise your subscription agreement to remove this representation.

Company Response:

We have removed this representation.

Commission Comment:

4.   We note that section 1.7 of the Subscription Agreement filed as Exhibit 4 requires each subscriber to represent that it "has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the Interests." We further note that your disclosure on page 35 indicates that you plan to raise funds from non- accredited investors, among others. Please revise your subscription agreement to remove this representation.

Company Response:

We have removed this representation.

Commission Comment:

5.   We note that section 13 of the Company Agreement contains mandatory dispute resolution provisions, and the introductory language to Appendix A of the same agreement contains a jury trial waiver. Please revise your offering statement to:

Company Response:

Please see our responses, in line, below.

•   Describe each mandatory dispute resolution provision and jury trial waiver, including how it will impact your investors;

•    By purchasing Interests, Subscribers are bound by the dispute resolution provisions contained in our Operating Agreement which limits your ability to bring class action lawsuits or seek remedy on a class basis. The dispute resolution process provisions do not apply to claims under the federal securities laws. By agreeing to the dispute resolution process, including mandatory arbitration, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission Tulsa Real Estate Fund, LLC August 13, 2019

We also provided:

NOTICE REGARDING AGREEMENT TO ARBITRATE

THIS OFFERING MEMORANDUM REQUIRES THAT ALL INVESTORS ARBITRATE ANY DISPUTE, OTHER THAN THOSE RELATED TO CLAIMS UNDER FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER, ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. ALL INVESTORS FURTHER AGREE THAT THE ARBITRATION WILL BE BINDING AND HELD IN THE STATE OF DELAWARE. EACH INVESTOR ALSO AGREES TO WAIVE ANY RIGHTS TO A JURY TRIAL. OUT OF STATE ARBITRATION MAY FORCE AN INVESTOR TO ACCEPT A LESS FAVORABLE SETTLEMENT FOR DISPUTES. OUT OF STATE ARBITRATION MAY ALSO COST AN INVESTOR MORE TO ARBITRATE A SETTLEMENT OF A DISPUTE.

•   Describe any questions as to enforceability under federal and state law;

We believe this is enforceable under federal law and the state of Georgia as it not only clear and unambiguous, but it clearly states, multiple times, that the Member is waiving his/her right to bring a claim in a court of law before a judge or a jury.  The  Alternative Dispute Resolution Act (1998) requires all federal district courts to authorize and promote the use of alternative dispute resolution programs. Although we do believe that our Alternative Dispute Resolution will be acceptable under the laws of the state of Georgia, it should be noted that the Georgia Supreme court does have a history of rejecting the use of mandatory dispute resolution clauses in operating agreements if the dissolution does not “arise out of, in connection with or relate to the terms of the operating agreement or any alleged breach thereof.” Simmons Family, 2010 Ga. App. LEXIS 1116, at *4. Therefore, it is possible that our Alternative Dispute Resolution requirements could be successfully challenged in a state court in the state of Georgia.

Despite the Federal laws and rules in place, we are uncertain of the enforceability of any Alternative Dispute Resolution provision.

•   Clarify whether each such provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering;

•   To the extent the provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563

Securities Exchange Commission Tulsa Real Estate Fund, LLC August 13, 2019

Members, by agreeing to this alternative dispute resolution, will not be deemed to have waived the company’s compliance with the federal securities laws. If, in any action against the Manager, the selected or appointed arbitrator, or judge (if applicable) makes a specific finding that the Manager has violated securities laws, or has otherwise engaged in any of the actions for which the Manager will not be indemnified, the Manager must bear the cost of its own legal defense. The Manager must reimburse the Company for any such costs previously paid by the Company. Until the Company has been fully reimbursed, the Manager will not be entitled to receive any Fees or Distributions it may otherwise be due.

•   Clarify whether purchasers of interests in a secondary transaction would be subject to each such provision.

It is expected that all Members, including those in secondary transactions, would be subject to the arbitration provision.

Sincerely,

/s/ Jillian Ivey Sidoti

Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563